FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated August 1, 2018 of Diana Shipping Inc. (the "Company") announcing the appointment of directors, executive officers and members of the Executive Committee of the Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: August 1, 2018	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES APPOINTMENT OF DIRECTORS AND EXECUTIVE OFFICERS

ATHENS, GREECE, August 1, 2018 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, effective August 1, 2018, the Company increased the size of its Board of Directors (the "Board") from nine to eleven members, and appointed Mr. Christos Glavanis to serve as a Class I Director and appointed Mr. Andreas Michalopoulos, the Company's Chief Financial Officer and Treasurer, to serve as a Class III director, in each case effective August 1, 2018. The Board has determined that Mr. Glavanis is an "independent director" as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Mr. Christos Glavanis has over 30 years of experience in the audit profession, serving in several senior roles at Ernst & Young, including as Chairman and Managing Partner of EY Greece from 1987 to 2010 and Managing Partner of EY South East Europe from 1996 to 2010. Mr. Glavanis was also a main Board Member of EY EMEIA Regional and a member of EY Global Council. Currently, Mr. Glavanis is a non-executive board member of W S Karoulias S.A., a beverage distribution company based in Athens, Greece and BuyaPowa Ltd., a London, England based online platform allowing users to design, launch, and analyze social sales campaigns. He is also the trustee of Phase Worldwide, a United Kingdom charity. He previously served as a non-executive board member and chairman of the Audit Committee of Korres S.A, a Greece based pharmaceutical company, chairman of the Audit Committee of the Hellenic Financial Stability Fund, board member and audit committee member of Eurobank SA and a non-executive board member of Pharmaten S.A.

Mr. Andreas Michalopoulos has served as the Company's Chief Financial Officer and Treasurer since March 8, 2006 and also has served in these positions with Diana Containerships Inc. since January 13, 2010. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France, as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Michalopoulos is married to the youngest daughter of Mr. Simeon Palios, the Company's Chief Executive Officer and Chairman.

In addition, effective August 1, 2018, Mr. Ioannis Zafirakis was appointed to the new position of Chief Strategy Officer of the Company. Mrs. Semiramis Paliou was appointed to succeed Mr. Zafirakis as Chief Operating Officer of the Company. Mr. Zafirakis and Mrs. Paliou both currently serve as members of the Board.

Finally, the Board has increased the size of its Executive Committee from three to five members, and has appointed Mr. Andreas Michalopoulos and Mrs. Semiramis Paliou as members of the Executive Committee, effective August 1, 2018.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.